Part II: **Activities of the Broker-Dealer Operator and its Affiliates**

Item 4: Arrangements with Trading Centers

a. Are there any formal or informal arrangements (e.g., mutual, reciprocal, or preferential access arrangements) between the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services (e.g., arrangements to effect transactions or to submit, disseminate, or display orders and trading interest in the ATS)?

☒ Yes ☐ No

If yes, identify the Trading Center and the ATS services and provide a summary of the terms and conditions of the arrangement.

BofAS and the Broker-Dealer Operators of the following ATSs have entered into formal or informal arrangements, including through one or more written agreements (e.g., Mutual Access Agreement, Subscriber Agreement, Electronic Access and Trading Agreement, etc.) to provide each other access to such electronic trading services as each may make available to the other, including access to each other's ATS, including: (1) Barclays LX (Barclays Capital Inc.); (2) BlockCross (Instinet, LLC); (3) CBX US (Instinet, LLC); (4) CODA ATS (CODA Markets, Inc.); (5) ~~**Crossfinder (Credit Suisse Securities (USA) LLC); (6)**~~ **CrossStream (National Financial Services LLC); (7~~6~~) JPM-X (J.P. Morgan Securities LLC); (8~~7~~) Liquidnet H2O ATS (Liquidnet, Inc.); (9~~8~~) POSIT (ITG Inc.); (10~~9~~) Sigma X2 (Goldman Sachs & Co. LLC); (11~~10~~) UBS ATS (UBS Securities LLC); (12~~11~~) Virtu Matchit (Virtu Americas LLC). BofAS treats any of the aforementioned trading centers that access Instinct X in the same manner as other Instinct X Subscribers.**

b. If yes to Item 4(a), are there any formal or informal arrangements between an Affiliate of the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services?

☐ Yes ☒ No

If yes, identify the Trading Center and the ATS services and provide a summary of the terms and conditions of the arrangement.